082-04126

Soho Resources Corp.
SOH: TSX

07025899

SEC MAIL RECEIVED PROCESSING SECTION
AUG - 9 2007
WASH. D.C. 186

July 30, 2007

United States Securities and Exchange Commission
Washington, D.C
20549
USA

SUPPL

Dear Sir or Madam:

RE: SOHO RESOURCES CORP. - FINANCIAL STATEMENTS

Please find enclosed one copy of the Company's unaudited financial statements for the quarter ended May 31, 2007 with the *Exemption number 12g3-2(b)*.

Yours truly,

SOHO RESOURCES CORP.

Per:

Ralph Shearing
President

PROCESSED
AUG 1 4 2007
THOMSON
FINANCIAL

Encl.

dw 8/13

Suite 250 - 1090 West Georgia St.
Vancouver, BC Canada V6E 3V7

Telephone: 604.684.8071
Facsimile: 604.684.3829
e-mail:info@sohoresources.ca www.sohoresources.ca

\\CONSAM\Public\Soho\Templates & Forms\SOHO\Qtrly Report Form letters\Quart. Rep - USSEC. Ltr.doc

Soho Resources Corp.
SOH:TSXV

Management's Discussion and Analysis

For the Period Ended May 31, 2007

Overview

This Management's Discussion and Analysis (MD&A) of the financial position and results of operations of Soho Resources Corp. ("Soho") includes its wholly-owed subsidiaries, Samarkand de Mexico S.A. de C.V. ("Samarkand") and Sierra Soleada S.A. de C.V. (Sierra); and its 99.4% owned subsidiary, Sacramento de la Plata S.A. de C.V. ("Sacramento"), (collectively referred to as the "Company"). The MD&A should be read in conjunction with the consolidated financial statements for the fiscal period ended May 31, 2007. The information in this MD&A contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The forward-looking statements are only made as of the date of this MD&A, July 29, 2007.

Effective March 1, 2007, the Company increased its ownership in Sacramento from 90.0% to 99.4%.

The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete development, and upon future profitable production.

Summary of Operations

Soho's principal business activity is the acquisition and exploration of resource properties. The Company, through its Mexican subsidiaries, owns a majority interest in a mineral exploration and mining project located in Durango State, Mexico. The Company is a reporting issuer in the provinces of British Columbia and Alberta, Canada, and trades on the TSX Venture Exchange under the symbol "SOH". Additional information may be obtained from the Company's web site (www.sohoresources.ca) and SEDAR (www.sedar.com).

In 2004 the Company began an exploration program on its Mexican Tahuehueto mineral property. Since then the company has completed: an induced polarization geophysical surveying; geological mapping, sampling and grid establishment; detailed sampling of exploration adits; a 4,000 meter reverse circulation drill program; and a 5,000 meter diamond core drilling program.

In June 2006 the Company commenced its current exploration program plan to drill 18,000 metres using two diamond drills to test five mineralized structures. To date the Company has drilled approximately 70 holes totalling about 17,250 metres under this drilling program.

During the period ended May 31, 2007 the Company has raised $12,397,525 through equity private placements and the exercise of previously outstanding warrants and stock options.

At May 31, 2007 the Company had working capital of $10,030,561. The operations of the Company have primarily been funded by the issuance of capital stock and loans from related parties. The Company's ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable operations in the future.

Selected Quarterly Financial Information:

Fiscal year	2008	2007				2006		
Fiscal quarter	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Period end date	May 31/07	Feb 28/07	Nov 30/06	Aug 31/06	May 31/06	Feb 28/06	Nov 30/05	Aug 31/05
Loss for the period	$(470,739)	$(530,973)	$(401,029)	$(914,108)	$(422,093)	$(537,246)	$(275,716)	$(281,362)
Loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Total assets	$22,444,682	$11,185,433	$10,848,277	$10,043,863	$10,278,138	$4,535,851	$3,629,591	$2,923,407
Long-term debt	$156,500	$144,000	$62,500	$50,000	$37,500	$25,000	-	-

The losses for each of the 2006, 2007, and 2008 fiscal periods fiscal period have increased generally as a result of the increased business activities associated with new equity financings and the exploration of the Company's Tahuehueto mineral property.

The Company grants stock options resulting in significant charges for stock-based compensation. These charges are allocated over four to six fiscal quarters depending on vesting terms. However, there can still be significant quarterly variations in the number and value of options granted from one period to the next. In fiscal 2007, the quarterly losses include stock-based compensation charges totaling $1,012,521, and $443,434 in the year ended February 28, 2006 for the fair value of stock options granted. A large part of the 2006 options were granted in the Q4 period resulting in a $120,000 increase in stock-based compensation expense compared to the expense incurred in each of the first three quarters of fiscal 2006.

The Q2 2007 loss includes a large charge of $600,093 for stock-based compensation, while the Q1 2007 period charge was $86,314. When these amounts are excluded from these periods, the net losses are relatively consistent at Q1 2007 - $335,779; and Q2 2007 - $314,015. This large charge for stock-based compensation is primarily due to various stock options granted during the period December 2005 to May 2006, under the Company's new 2006 Stock Option Plan. Until the plan was approved by shareholders at the Company's July 28, 2006 AGM, the recognition of this stock-based compensation charge was deferred until the August 31, 2006 fiscal period.

Total assets increased during the 2006 Q3 and Q4 periods as the company received gross cash proceeds of $2,005,000 by issuing 6,623,750 shares pursuant to private placement financings, and the exercise of options and warrants.

During the Q1 period ended May 31, 2006, the Company raised approximately $5,947,000 in cash, and a further $1,151,000 during the remainder of the year, by the issuance of common shares. In the Q1 period ended May 31, 2007 the Company raised a further $12,397,000 by the issuance of common shares. This accounts for the significant increase in total assets in the fiscal 2007 and 2008 periods as compared to the previous 2006 fiscal periods.

Long-term debt is the Company's estimated asset retirement obligation in connection with environmental and reclamation costs on the Tahuehueto property. In both 2006 and 2007 this amount has increased in direct relation to the area disturbed by the Company's increase in drilling activities.

Each of the 2007 and 2008 quarterly losses are reasonably consistent, averaging approximately $285,000 per period compared to an average of $240,000 during the same periods in 2006, after excluding stock-based compensation charges, foreign exchange, and interest earned.

Results of Operations

The Company incurred $513,724 in general and administrative plus interest expenses during the period ending May 31, 2007. Generally, expenses increased as a result of the increase in business activities compared to the equivalent 2006 fiscal periods. With the exception of stock-based compensation charges and foreign exchange, total expenses for the each of the 2007 and 2008 fiscal quarters have been relatively consistent.

Professional fees include legal, accounting, and audit fees. Legal fees have decreased, however higher accounting and audit fee have offset the decrease. The overall increase in the volume of transactions has increased administrative costs including current accounting fees. The accrual of the estimated audit cost for the 2008 fiscal year has also increased significantly both because the auditors' rates have increased and the estimated amount of time to perform the audit has increased.

Consulting fees and business promotion expenses include fees paid for advertising, trade shows, corporate communication services and financial consulting associated with the Company's on going search for additional sources of financing.

Communications expense includes the costs of Soho's office telephones, fax, mobile phones, web site design and maintenance, web hosting and internet access services.

The increase in rent for the current period is because the company has increased the size of its Vancouver office, plus there is a general increase in overhead costs charged by the landlord.

Wages and benefits increased as the Company hired three more full time administrative personnel compared to the May 31, 2006 quarter. Consultants previously performed some of the work done by these employees.

Travel expenses include the costs of vehicles, airfares, accommodation, and meals for a variety of business trips related to securing financing and meetings connected with the Tahuehueto property.

The Company's Tahuehueto project is located in a remote area, a considerable distance from any commercial and business centres. To facilitate the expanded exploration activities on the Tahuehueto property, in June 2006 the Company established an office in Durango City, Durango, Mexico. This office oversees the administration of the exploration activities, including the procurement of services, supplies, and equipment from local vendors. As the office exists solely for the benefit of the exploration activities, the costs of maintaining and operating the office have been included with the Tahuehueto deferred exploration costs. These office and administrative costs include personnel salaries, rent, communications, office supplies, and office equipment.

In addition to the Durango office, the Company rents warehouse space primarily for the storage of diamond drill core sample materials extracted from the Tahuehueto property. The sample materials, reject samples, and pulps are stored here after delivery from the preparation lab. The warehouse is also used to temporarily store supplies and equipment prior to being shipped to the Tahuehueto project.

The Company's surplus cash from the April 2007 private placement financing is held in an interest bearing deposit, and drawn upon only as funds are needed for operations. Interest income has increased by approximately $40,000 both because the amount deposited is significantly higher, and the time period longer.

Except as may be otherwise indicated, all of the above noted transactions have received regulatory approvals, where required.

Resource Properties and Investments

Tahuehueto Mine Project, Mexico

Overview

Through a 99.4%-owned Mexican subsidiary, Soho Resources Corp. controls 100% of the Tahuehueto project situated in a historic mining district of northwestern Durango State. The 9,081-hectare property covers at least 12 known mineralized zones hosted within a structurally controlled epithermal system that has been traced for more than six kilometers.

Tahuehueto lies within the prolific Sierra Madre mineral belt, which hosts a series of historic and producing mines and most of Mexico's active exploration and development projects. The project is situated approximately 100 kilometres southwest of silver mines in the Guanacevi region, and about 25 kilometres north of the silver mines at Topia.

Access to the property is by road, about nine hours from Durango City, or by fixed-wing aircraft to a nearby landing strip. The project site is remote, with only a few small villages in this portion of the Municipality of Tepehuanes.

Spanish explorers were the first to discover the gold-silver veins at Tahuehueto, but were unable to process the sulphide mineralization. Various companies explored the property, starting in the early 1900s, leading to development of underground workings and very limited historic production. Soho acquired rights to the project in 1997, shortly after the Mexican government reformed its mining laws and adopted new policies aimed at attracting foreign investment to the mining sector. The Company was attracted to Mexico because of its vast geological potential and favorable investment climate, and to the Tahuehueto project because of the evidence of a highly

mineralized epithermal system, past exploration activity, and excellent potential for significant new discoveries. It was also noted that geologically similar deposits in nearby districts have produced millions of ounces of gold and silver, along with associated base metals in some cases, from multiple zones and structures. One such example is the La Cienega mine, owned and operated by Penoles, Mexico's largest mining company. This large-scale underground mine hosts more than one million ounces of gold in reserves, and also produces silver, lead and zinc. Another is San Dimas District, which hosts several large underground mines that have produced more than 9 million ounces gold and 700 million ounces silver from about 22 structures. Goldcorp Inc. controls the San Dimas district and surrounding mines through its subsidiary Luismin Mines.

Ownership and Access Rights

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

In 1997, pursuant to a share purchase agreement, and one amendment thereto, the Company acquired, through its wholly-owned Mexican subsidiary Samarkand de Mexico, 85% of the issued and outstanding capital stock of Sacramento and subsequently acquired an additional 5%. In March 2007 the Company converted a portion of inter-company debt between Samarkand and Sacramento into equity, thereby increasing its ownership in Sacramento to 99.4%. Sacramento holds a 100% interest in the Tahuehueto mineral property, located in Durango State, Mexico. Certain core concessions of the property, comprising approximately 2,060 hectares, are subject to a 1.6% net smelter returns royalty.

On December 4, 2006 the Company settled its outstanding obligation to one of the vendors, Senor Alberto Shade Zavala, and in doing so, as part of the settlement, the Company also purchased Senor Shade's 0.4% net smelter return royalty interest covering a portion of the previous net smelter return held by the vendors, thereby reducing the outstanding net smelter return on the Project to 1.6% from 2%. Total compensation paid by the Company to Senor Shade was US$50,000, representing his pro-rata portion of the final payments due to the vendors under the original Share Purchase Agreement, plus US$75,000 and 200,000 common shares priced at $0.56 per share for the 0.4% net smelter return royalty interest. These shares were issued during the period ended May 31, 2007 at a total value of $112,000.

Pursuant to the share purchase agreement and its subsequent amendment as referred to above, the Company is obligated to make a final payment of US$200,000 to the remaining two vendors of the Sacramento shares.

The Company entered into a Surface Rights Agreement with Comunidad La Bufa, the local community residents' formal legal entity. The Surface Rights Agreement has an initial term of ten years expiring in May 2016, and is extendable for an additional five years. The agreement covers the core 2,062 original hectares of the project and allows the Company unrestricted access to explore, develop and mine metals within the area covered under the agreement. Sacramento will make annual payments to Comunidad La Bufa over the term of the agreement, at US$20,000 in the first year with subsequent payments increasing from the previous year's payment by 5% annually. In addition, upon commencement of commercial production the annual payment will be increased by 50% of the previous year's payment.

Exploration Highlights

Soho's exploration programs have significantly enhanced the overall potential of the Tahuehueto property. The Company is particularly encouraged by the strength of the mineralization, the continuity and number of structures, and the widths of the mineralized veins within the structures tested to date.

Soho utilized the proceeds of a $5.52-million, private placement financing completed in May 2006 to accelerate the pace of exploration at Tahuehueto. In June 2006 the Company planned an 18,000 meter drilling program using two diamond drills to test five mineralized structures.

The program was initiated in June 2006 with the commencement of camp upgrades, infrastructural improvements, drill road access and drill site preparation in anticipation for start up of drilling operations. Drilling operations commenced in August 2006 with two diamond drills operating 24 hrs per day. Unfortunately one of the drill rigs suffered a major failure shortly after start up and was removed from the project in late August to undergo rebuilding. A second drill rig was placed back on the project during early November 2006.

Drilling operations progressed throughout the last four months of 2006 with a number of weather related temporary shutdowns and mechanical drill breakdowns. Drilling operations resumed in early January 2007 and it is expected that this drilling program will be completed during the summer of 2007.

Exploration carried out during the first half of 2007 has been focused on the resource definition drill program. Since the initiation of exploration drilling in 2004 Soho has completed 157 reverse circulation and diamond drill holes totaling about 27,500 meters. Analytical results for most of these holes are available for viewing on the Company's web site. Ongoing drilling is aimed at defining resources at El Creston, Santiago and Cinco De Mayo. The drilling required for a first pass resource calculation is complete except for a 250 meter section in the core of the El Creston zone. Drilling of this high priority target area will be carried out using a helicopter portable drill rig starting in August 2007.

El Creston Target
This target area is formed by the intersection of the El Creston fault and a series of structures parallel to the El Perdido fault. El Creston may represent a dilatant extension zone between predominantly left lateral faults of El Perdido and El Rey. The mineralized section of the El Creston zone is approximately 900 meters long and varies from 5 to over 20 meters wide. The zone has been tested to more than 250 meters below surface (more than 300 meters in the plane of the structure). Grades in the upper portion of the structure tend to be more gold rich with values locally greater than 30 g/t Au. Deeper intercepts tend to be dominated by base metals (lead and zinc). This is believed to be due, in part, to vertical zonation and, in part, to supergene enrichment of gold values in the top 100 meters of the deposit. The large rock outcrop from which El Creston gets its name has 250 meters of strike length in the main intersection zone between El Creston and El Perdido, which has yet to be drilled. Recent results from El Creston include hole DDH07-081 which returned an intercept of 10.15 meters of 6.48 g/t Au, 113.1 g/t Ag, 0.05 % Cu, 0.74 % Pb, 1.07 Zn.

Helicopter Supported Drill Program
The company is in the final stages of organizing a helicopter supported drill program in order to complete the final drilling required to provide the necessary information to complete the initial resource report. A helicopter and a portable drill have been located to complete the last holes needed for the preliminary resource work. This work is scheduled to start in August and should be completed in approximately two months.

Santiago Target
The Santiago area is the continuation of the El Perdido structure to the northeast of a section covered by Upper Volcanic Series ignimbrites. This target has been tested by 8 holes including hole DDH06-063 which returned an intercept of 19.79 meters at 4.71 g/t Au, 88.4 g/t Ag, 1.06 % Cu, 0.67 % Pb, 0.98 % Zn. A portion of this intercept was previously reported.

Cinco de Mayo Target
The Cinco de Mayo vein is believed to be the southwest continuation of the El Perdido structure approximately 1400 meters southwest from the El Creston outcrop. This target yielded spectacular results from underground sampling in 2005. Drilling below the high grade channel samples included hole DDH07-085 which returned 4.9 meters at 3.54 g/t Au, 164.0 g/t Ag, 1.09 % Cu, 1.40 % Pb, 4.09 % Zn. The target has been tested over a strike length of approximately 900 meters to a depth of approximately 125 meters (150 meters in the plane of the vein). The zone varies from 2 to 10 meters wide. Further drilling is planned in the near surface portion of the vein in the area of hole DDH07-085.

District Scale Geologic Mapping
Mapping carried out in April of this year has extended the Texcalama zone form its previously known length of 600 meters to a currently mapped length of over 1800 meters. Texcalama consists of several near parallel sheeted veins in a zone up to 8 meters wide. Grab samples taken while mapping returned results up to 47.5 g/t Au, 128 g/t Ag, 1.10 % Cu, 2.56 % Pb, 2.90 % Zn. Drilling on this target will be started after the first pass resource drilling is complete.

Detailed Mapping Over El Creston
A program of detailed mapping in the immediate area of El Creston was started in June and should be finished during July. The objective of this program is to characterize structural controls to mineralization. Characteristics to be specifically sought are flexures in the major structures and structural intersections and cross cutting relationships between the various structural orientations. Alteration patterns mapped will also contribute to the understanding Soho is developing from the drill data. Underground mapping of the accessible workings at El Creston is being carried out concurrently. Levels 10, 14 and 16 will be mapped initially followed by levels and 7 and 12. This work will be incorporated in the resource modeling.

Increase in Land Position
Based upon regional reconnaissance work in and around Tahuehueto, Soho recently staked additional concessions covering approximately 7,018 hectares to encompass most of the prospective ground in the Tahuehueto district. Final title has been received for the six new concessions and files numbers have been issued from the government recording office. This recent staking brings Soho's total Tahuehueto project area to 9,081 hectares.

Environment and Community
Soho conducts its exploration and development activities in a socially and environmentally progressive manner consistent with the principles of Sustainable Development. Particular emphasis is placed on establishing good relationships with community leaders and state authorities to ensure citizens are kept informed of the Company's exploration activities.

As the Tahuehueto project advances from exploration and development to the pre-feasibility stage, environmental baseline studies will lay the foundation for more detailed programs examining all aspects of potential mine development to ensure the highest standards of environmental protection. The Company will continue to comply with all regulations and closely monitor its activities to minimize damage to the ecosystem.

Soho participates in a range of social initiatives in support of local communities, and has already helped to establish schools and improve electrical, water supply and sanitation facilities. Local hiring and procurement policies have been adopted to ensure that benefits flow to the communities and region surrounding the project.

Corporate, General, and Administrative

Directors and Officers
At the Company's Annual General Meeting (the "AGM") held on July 28, 2006, shareholders elected the following individuals as directors of the Company:

Ralph Shearing	Otto Jelinek
Marek Kreczmer	Mark Backens
Paul Chung	William Howald

At a subsequent directors meeting, the following director and officer appointments were made:

Chairman of the Board – Otto Jelinek
Audit Committee – Ralph Shearing, Mark Backens, and Paul Chung
Human Resources & Compensation Committee – Marek Kreczmer, Mark Backens, and William Howald
Advisory Board – Art Freeze, Jose Abraham Urias Romero, and John Anderson.
President and Chief Executive Officer – Ralph Shearing
Executive Vice-President Corporate Development – Frank Port

Since the last AGM, changes to the Company's board of directors, advisors, and management included the resignations of Abraham Urias, Frank Port and Mark Backens. The board of directors have appointed; Art Freeze as a director; Hall Stewart as Vice-President of Exploration; and Donald Crossley as Chief Financial Officer.

The next AGM is scheduled for October 11, 2007.

Management Agreements
In July 2004 the Company entered into an agreement with Frank Port and Seaport Capital Inc., a company controlled by Mr. Port, to provide business development and investor relations services to the Company for a monthly fee of $5,000. This agreement may be terminated by 30 days written notice. In addition Mr. Port was appointed an officer of the Company in the position of Vice-president Corporate Development. This agreement was terminated in May 2007 coincident with the resignation of Mr. Port.

In September 2004 the Company entered into a management services agreement with Ralph Shearing and CMB Investments Ltd., a company controlled by Mr. Shearing, to provide general management services to the Company for a monthly fee of $7,500. Mr. Shearing is the CEO and a Director of the Company.

Both of these agreements have received regulatory approval.

In March 2005 the Company entered into a consulting services agreement with Jose Abraham Urias Romero and Urias Management & Investments Corp., a company controlled by Mr. Urias, to provide general and legal consulting services to the Company, including its Mexican subsidiaries, for a monthly fee of $5,000. Mr. Urias is a former director of the Company. This agreement was terminated in May 2007 coincident with the resignation of Mr. Urias.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

Financing Activities

During the period ended May 31, 2007, pursuant to a private placement financing, and the exercise of options and warrants, the company received gross cash proceeds of $12,397,525 and issued 25,083,850 shares at an average price of $0.49.

Details of the above mentioned share issuances are available in the notes to the Company's financial statements for the period ended May 31, 2007.

Proceeds from the warrant, options, and private placement financings were utilized in the Company's Mexican operations and for general working capital purposes. All of the above financing transactions have received regulatory approval where applicable.

Capital Stock, Warrants, and Options

Capital Stock

As at July 29, 2007, there has been no change in the issued capital stock from the information disclosed in the May 31, 2007 interim consolidated financial statements.

Warrants

As at July 29, 2007, there has been no change in the warrants from the information disclosed in the May 31, 2007 interim consolidated financial statements.

Stock Option Plan

A 2006 Stock Option Plan was approved by a majority of disinterested shareholders on July 28, 2006, at the Company's annual general meeting. Under the 2006 plan, the Company is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company, on a rolling basis. Options may be granted at an exercise price of no less than a 25% discount of the market price on the date of the grant, or such higher price as determined by the board of directors. Options can be granted for a maximum term of 5 years. Vesting is not required but may be set on an individual basis as determined by the board of directors. The 2006 plan was approved by shareholders at the Company's AGM held on July 28, 2006.

As at July 29, 2007, the following share purchase options were outstanding:

Number of Shares	Exercise Price	Expiry Date
1,075,000	$ 0.15	March 18, 2009
170,000	$ 0.15	September 29, 2009
100,000	$ 0.20	November 2, 2009
250,000	$ 0.25	November 2, 2009
50,000	$ 0.30	February 8, 2010
300,000	$ 0.25	March 17, 2010
200,000	$ 0.30	June 27, 2010
150,000	$ 0.30	September 15, 2010
150,000	$ 0.30	November 1, 2010
225,000	$ 0.20	December 1, 2010
1,310,000	$ 0.30	December 8, 2010
200,000	$ 0.63	May 17,2011
350,000	$ 0.60	August 1, 2011
100,000	$ 0.50	December 1, 2008
300,000	$ 0.65	December 1, 2008
50,000	$ 0.50	December 1, 2011
200,000	$ 0.50	January 20, 2012
200,000	$ 0.45	March 19, 2012
350,000	$0.55	April 25, 2012
25,000	$0.65	May 10, 2012
340,000	$0.50	June 15, 2012
6,095,000		

Brokers' Unit Warrants
In connection with private placement financings, the Company granted non-transferable broker unit warrants entitling the brokers to purchase units, each unit consisting of one common share and one-half of a non-transferable share purchase warrant.

As at July 29, 2007, the following agent unit options were outstanding:

	Number of units	Unit Exercise Price	Number of Underlying Whole Warrants	Underlying Whole Warrant Exercise Price	Expiry Date
Balance as at February 28, 2007	322,613	$ 0.50	193,431	$ 0.60	March 3, 2007
Granted	1,296,000	$ 0.50	648,000	$ 0.70	April 19, 2009
Exercised	(263,850)	$ 0.50			
Expired/cancelled	(58,763)	$ 0.50			
Balance as at July 29, 2007	1,296,000	$ 0.50			

Liquidity

At May 31, 2007, the Company had working capital of $10,030,561. Recent financings have eliminated the historical working capital deficiencies experienced by the Company in prior years, and have provided funds both for the Company to continue its exploration program and for general working capital purposes. However the Company's ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable operations in the near future.

Investor Relations

In addition to other management services, Frank Port was handling investor relation activities. (See above section on Management Agreements)

Related Party Transactions

In addition to certain related party transactions mentioned above, the Company had additional significant transactions with related parties, as are summarized below.

CMB Investments Ltd.(CMB), a company controlled by Ralph Shearing, a director and CEO of the Company, charged the Company a total of $22,500 for management services. This is compensation for time spent on administrative, financial, and operational affairs of the Company. Soho entered into a management services contract with CMB; under the terms of this agreement, CMB is charging Soho a management fee in the amount of $7,500 per month.

The Company also paid fees for investor relations of $15,000 to a company controlled by Frank Port, an officer of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

Critical Accounting Estimate

Asset Retirement Obligation

The Company's operations are affected by federal, state and local laws and regulations concerning environmental protection. Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company's provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The asset retirement obligation accrual required management to make significant estimates and assumptions. Actual results could differ from these estimates.

The Company estimates its asset retirement obligation at the Tahuehueto property based on its understanding of its requirements to reclaim the currently disturbed areas. The Company has accrued $156,500 as a retirement obligation. The asset retirement obligation is considered to be present value.

Risk Factors and Uncertainties

Forward-Looking Statements

Certain statements made and information contained in this MD&A and elsewhere may constitute forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of precious and base metals, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment, sufficient labour and subcontractors, and that the political environment within the Company's operating jurisdictions will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

The Company's ability to generate revenue and profit from its natural resource properties, or any other resource property it may acquire, is dependent upon a number of factors, including, without limitation, the following:

Financial risk
The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Precious and Base Metal Price Fluctuations
The Company's ability to finance its mineral property acquisition, exploration and eventual development is dependent upon the market price of certain precious and base metals. The price of such metals has fluctuated widely and is affected by numerous economic and political factors, consumption patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and productivity, metal substitutes and stock levels. These fluctuations may result in the Company not receiving an adequate return on invested capital or the investment retaining its value.

Operating Hazards and Risks
Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards, risks and liabilities normally incidental to exploration, development and production of precious and base metals. The Company presently carries liability insurance, however any liabilities arising from its operations may have a material, adverse effect on the Company's financial position.

Exploration and Development
There is no known body of commercial ore on the Company's mineral properties. Development of the Company's properties will only follow upon obtaining satisfactory exploration results. Mineral exploration and development involves a high degree of risk and few exploration properties are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration and development activities will result in any commercially viable discoveries.

Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes and the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.

Calculation of Reserves and Mineralization and Precious and Base Metal Recovery
There is a degree of uncertainty attributable to the calculation of reserves and mineralization and corresponding grades being mined or dedicated to future production. In addition, there can be no assurance that precious or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Government Regulation
Operations, development and exploration on the Company's properties are affected to varying degrees by government regulations relating to such matters as environmental protection, health, safety and labour; mining law reform; restrictions on production; price controls; tax increases; maintenance of claims; tenure; and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations.

Environmental Factors
All phases of the Company's operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving and requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation will not adversely affect the Company's operations. Environmental hazards may exist on the Company's properties, which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

Title to Assets
Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt.

The Company's claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Internal Controls

Internal controls over financial reporting are defined under Canadian securities policy MI 52-109 as "... a process designed by, or under the supervision of, the issuer's chief executive officers and chief financial officers, or persons performing similar functions, and effected by the issuer's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP and includes those policies and procedures that:

a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;
b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the issuer's GAAP, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and
c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the annual financial statements or interim financial statements."

The Company has conducted a review and evaluation of its internal controls over financial reporting, with the conclusion that as at February 28, 2007 the Company's system of internal controls over financial reporting as defined under MI 52-109 is sufficiently designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. In its evaluation, the Company identified certain material weaknesses in internal controls over financial reporting:

a) due to the limited number of staff at the Company, it is not feasible to achieve the complete segregation of incompatible duties; and
b) due to the limited number of staff, the Company relies upon third parties as participants in the Company's internal controls over financial reporting.

The Company believes these weakness are mitigated by: the active involvement of senior management and the board of directors in all the affairs of the Company; open lines of communication within the Company; the present levels of activities and transactions within the Company being readily transparent; the thorough review of the Company's financial statements by management, and the board of directors. However, these mitigating factors will not necessarily prevent the likelihood that a material misstatement will not occur as a result of the aforesaid weaknesses in the Company's internal controls over financial reporting. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met.

Management has not made any change in the Company's system of internal controls over financial reporting during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Changes in Accounting Policies

In January 2005, the Canadian Institute of Chartered Accountants issued three new standards relating to financial instruments. These standards are applicable for fiscal years beginning on or after October 1, 2006. The standards are as follows:

Financial Instruments – Recognition and Measurement, Section 3855
This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented. The Company has assessed the impact of this standard on its financial position and future results and accordingly does not expect to be significantly impacted by this standard.

Hedges, Section 3865
This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on Accounting Guideline AcG-13 "Hedging Relationships", and Section 1650 "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. The Company does not apply hedge accounting and accordingly does not expect to be impacted by this standard.

Comprehensive Income, Section 1530
This standard introduces new rules for reporting and display of comprehensive income. Comprehensive income is the change in shareholders' equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include holding gains and losses on certain investments and gains and losses on certain derivative instruments. The Company does not have a defined benefit pension plan or post retirement plan and does not apply hedge accounting and accordingly does not expect to be significantly impacted by this standard.

Financial Instruments

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities, obligation under share purchase agreement, loans payable and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

On Behalf of the Board of Directors of
Soho Resources Corp.

"Ralph Shearing"

Ralph Shearing, CEO
July 29, 2007

SOHO RESOURCES CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007

SOHO RESOURCES CORP.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2007

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under the National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim consolidated financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these interim consolidated financial statements in accordance with the standards established by the Canadian Institute of the Chartered Accountants for a review of interim consolidated financial statements by an entity's auditor.

"Ralph Shearing"

Ralph Shearing
Chief Executive Officer

July 29, 2007

SOHO RESOURCES CORP.
CONSOLIDATED BALANCE SHEETS

	May 31, 2007 (Unaudited – prepared by management)	February 28, 2007 (Note 1)
ASSETS		
Current		
Cash	$ 10,234,787	$ 1,305,702
Prepaid expenses	44,123	20,306
Receivables	986,220	653,428
	11,265,130	1,979,436
Mineral properties (Note 3)	11,139,707	9,170,159
Equipment	39,845	35,838
	$ 22,444,682	$ 11,185,433
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 1,005,820	$ 1,021,601
Promissory notes payable (Note 5)	3,175	12,265
Obligation under share purchase agreement (Note 3)	215,746	234,000
Capital lease obligation (Note 5)	9,828	10,870
	1,234,569	1,278,736
Asset retirement obligation (Note 4)	156,500	144,000
	1,391,069	1,422,736
Shareholders' equity		
Capital stock (Note 6)	35,919,040	24,449,645
Obligation to issue shares (Note 3)	-	112,000
Contributed surplus (Note 6)	2,240,118	1,835,858
Deficit	(17,105,545)	(16,634,806)
	21,053,613	9,762,697
	$ 22,444,682	$ 11,185,433

Nature and continuance of operations (Note 1)
Commitments (Note 12)
Subsequent events (Note 13)

On behalf of the Board:

"Ralph Shearing" Director "Paul Chung" Director
Ralph Shearing Paul Chung

The accompanying notes are an integral part of these consolidated financial statements.

SOHO RESOURCES CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – prepared by management)

	Three months ended May 31, 2007	Three months ended May 31, 2006
EXPENSES		
Amortization	$ 2,164	$ 1,907
Business promotion	23,099	5,555
Communications	15,473	21,545
Consulting and financial services	12,008	10,500
Foreign exchange loss	70,901	10,065
Insurance	11,764	5,742
Interest	2,214	-
Investor relations	20,130	65,748
Management fees	22,500	22,500
Office and miscellaneous	17,883	21,261
Professional fees	94,868	97,873
Regulatory fees	3,076	2,500
Rent	23,225	15,862
Stock-based compensation (Note 7)	111,911	86,314
Transfer agent	11,706	2,732
Travel	39,878	36,974
Wages and benefits	30,924	17,293
Loss before other items	(513,724)	(424,371)
OTHER ITEMS		
Interest income	42,985	2,278
Loss for the period	(470,739)	(422,093)
Deficit, beginning of period	(16,634,806)	(14,366,603)
Deficit, end of period	$ (17,105,545)	$ (14,788,696)
Basic and diluted loss per common share	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	86,950,132	62,205,951

The accompanying notes are an integral part of these consolidated financial statements.

SOHO RESOURCES CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – prepared by management)

	Three months ended May 31, 2007	Three months ended May 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the period	$ (470,739)	$ (422,093)
Items not affecting cash		
Amortization	2,164	1,907
Stock-based compensation expensed	111,911	86,314
Unrealized foreign exchange gain	(18,254)	-
Changes in non-cash working capital items		
Increase in prepaid expenses	(23,817)	(13,957)
Increase in receivables	(332,792)	(85,530)
Decrease in accounts payable and accrued liabilities	(19,642)	(272,760)
Net cash used in operating activities	(751,169)	(706,119)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common shares	12,397,525	5,947,144
Share issue costs	(801,915)	(59,050)
Repayments of capital lease obligation and promissory notes	(10,132)	-
Net cash provided by financing activities	11,585,478	5,888,094
CASH FLOWS FROM INVESTING ACTIVITIES		
Equipment purchase	(6,171)	-
Mineral properties	(1,899,053)	(500,273)
Net cash used in investing activities	(1,905,224)	(500,273)
Increase in cash during the period	8,929,085	4,681,701
Cash, beginning of period	1,305,702	480,603
Cash, end of period	$ 10,234,787	$ 5,162,304

Supplemental disclosure with respect to cash flows (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and its principal business activity consists of acquisition and exploration of mineral properties.

The accompanying unaudited interim consolidated financial statements of Soho Resources Corp. include the accounts of the Company and its wholly-owed subsidiaries, Samarkand de Mexico S.A. de C.V. ("Samarkand") and Sierra Soleada S.A. de C.V. (Sierrra), and its 99.4% owned subsidiary, Sacramento de la Plata S.A. de C.V. ("Sacramento"), (collectively referred to as the "Company"). All inter-company transactions and balances have been eliminated upon consolidation.

These financial statements should be read in conjunction with the Company's annual audited consolidated financial statements for the fiscal year ended February 28, 2007. In the opinion of management all material adjustments considered necessary for a fair presentation of the results of the interim periods have been included. The results for the period ended May 31, 2007 are stated utilizing the same accounting policies and methods of application as the most recent annual financial statements, but are not necessarily indicative of the results to be expected for the full year.

The balance sheet at February 28, 2007 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete development and upon future profitable production.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The operations of the Company have primarily been funded by the issuance of capital stock. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

	May 31, 2007	February 28, 2007
Deficit	$(17,105,545)	$(16,634,806)
Working capital	$10,030,561	$700,700

2. Comparative figures

Certain comparative figures have been reclassified to conform to the current period's presentation.

3. MINERAL PROPERTIES

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Tahuehueto Project

In 1997, pursuant to a share purchase agreement through Samarkand, the Company acquired 90% of the issued and outstanding capital stock of Sacramento. In March 2007 the Company converted a portion of inter-company debt between Samarkand and Sacramento into equity, thereby increasing its ownership in Sacramento from 90.0% to 99.4%. Sacramento holds a 100% interest in the Tahuehueto mineral property, located in Durango State, Mexico. The property is subject to a 1.6% net smelter returns royalty ("NSR").

Pursuant to the share purchase agreement, the Company is obligated to make final payments of US$200,000 (Cdn$215,746) to the vendors of the Sacramento shares.

In May 2006, the Company entered into an agreement for surface access rights to the Tahuehueto project expiring in May 2016. Under the terms of this agreement the Company must pay US$20,000 per annum, escalating at 5% per annum.

Mineral property costs incurred on the Tahuehueto Project were incurred as follows:

	May 31, 2007	February 28, 2007
Balance, beginning of period	$ 9,170,159	$ 3,750,625
Acquisition costs	-	191,425
Assays, data and maps	155,069	276,980
Asset retirement obligation	12,500	119,000
Drilling	848,726	1,561,032
Equipment and supplies	224,789	865,943
Geological consulting	298,556	819,414
Insurance	5,000	13,696
Mineral concession taxes, licences, and fees	10,087	62,781
Project office	51,393	116,900
Stock-based compensation (Note 7)	54,135	127,764
Subcontractors and equipment rentals	155,778	847,111
Transportation, travel, and lodging	26,906	144,324
Wages and benefits	126,609	273,164
Mineral property costs incurred during the period	1,969,548	5,419,534
Balance, end of period	$11,139,707	$ 9,170,159

4. ASSET RETIREMENT OBLIGATION

The Company's operations are affected by federal, state and local laws and regulations concerning environmental protection. Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company's provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The asset retirement obligation accrual required management to make significant estimates and assumptions. Actual results could differ from these estimates.

The Company estimates its asset retirement obligation at the Tahuehueto property based on its understanding of its requirements to reclaim the currently disturbed areas. During the period ended May 31, 2007, the Company accrued a further $12,500 (2006 - $12,500) retirement obligation, for a total amount of $156,500. The asset retirement obligation is considered to be present value.

5. PROMISSORY NOTES PAYABLE and CAPITAL LEASE OBLIGATION

a) The Company issued three promissory notes in connection with vehicles acquired for and included in mineral properties. These notes are repayable by monthly principal and interest payments of $2,750, until June 2007, are unsecured, and bear interest at 24.5% per annum.

b) The Company entered into a capital lease agreement in connection with the rental of certain office equipment. The lease is payable by monthly payments of $434 until February 2009, plus a final payment of $1,505, is secured by the equipment, and bears interest at 13% per annum.

6. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Share Amount	Contributed Surplus
Authorized:			
Unlimited common shares without par value			
100,000,000 Class A preference shares with a par value of $1 per share			
100,000,000 Class B preference shares with a par value of $5 per share			
Common shares issued:			
Balance as at February 28, 2007	74,578,063	$ 24,449,645	$ 1,835,858
Private placement	24,400,000	12,200,000	-
Mineral property acquisition obligation	200,000	112,000	-
Broker unit warrants exercised	263,850	212,829	(80,904)
Share issue costs	-	(1,189,977)	388,061
Stock-based compensation (Note 7)	-	-	166,046
Options exercised	420,000	134,543	(68,943)
Balance as at May 31, 2007	99,861,913	$ 35,919,040	$ 2,240,118

6. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

During the period ended May 31, 2007 the Company:

a) Completed a non-brokered private placement of 2,800,000 units at $0.50 per unit for total proceeds of $1,400,000. Each unit consisted of one common share and one-half of one share purchase warrant, with each whole warrant being exercisable for one additional common share at a price of $0.70 until April 17, 2009.

b) Completed a brokered private placement of 21,600,000 units at $0.50 per unit for total proceeds of $10,800,000. Each unit consisted of one common share and one-half of one transferable common share purchase warrant, with each whole warrant being exercisable for one additional common share at a price of $0.70 until April 17, 2009.

   In connection with this financing the Company issued 1,296,000 brokers' warrants as an agents' commission. Each broker warrant entitles the agents to purchase one broker unit at a price of $0.50 until April 17, 2009. Each broker unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant underlying the broker unit entitles the agents to acquire one additional common share at a price of $0.70 until April 17, 2009.

   These brokers' unit warrants have been valued using the Black-Scholes option pricing model assuming a risk free interest rate of 4.11%, expected life of two years, annualized volatility of 54.02% and a dividend rate of 0%. The brokers' unit warrants fair value of $388,061 was recorded as share issue costs offset to contributed surplus.

7. STOCK OPTIONS AND WARRANTS

In December 2005 the Board of Directors approved a new 2006 Stock Option Plan. Under the 2006 plan, the Company is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company, on a rolling basis. Options may be granted at an exercise price of no less than a 25% discount of the market price on the date of the grant, or such higher price as determined by the board of directors. Options can be granted for a maximum term of 5 years. Vesting is not required but may be set on an individual basis as determined by the board of directors. The 2006 plan was approved by shareholders at the Company's annual general meeting held on July 28, 2006.

Stock-based compensation

During the period ended May 31, 2007, the Company granted 775,000 (February 28, 2007 – 2,269,877) stock options. The options vest 25% upon the date of grant, and then at a rate of 25% (2006 – 12.5% to 25%) every 3 months thereafter, until fully vested.

For the period ended May 31, 2007, the total fair value of options granted using the Black-Scholes option pricing model was $276,616 (February 28, 2007 – $961,832). A total of $111,911 (2006 - $86,314) was charged to operations and $54,135 (February 28, 2007 - $127,764) has been included in mineral properties, all offset to contributed surplus. The remaining balance of $234,903 will be recorded in future periods. The weighted average fair value of the options granted during the period was $0.35 (February 28, 2007 - $0.42) per option.

7. STOCK OPTIONS AND WARRANTS (cont'd…)

Stock-based compensation (cont'd…)

The following weighted average assumptions were used for the Black-Scholes valuation of stock options and compensatory warrants granted during the period:

	May 31, 2007	February 28, 2007
Risk-free interest rate	4.07%	4.11%
Expected life of options/warrants	5 Years	4.5 Years
Annualized volatility	60.51%	99.07%
Dividend rate	0%	0%

As at May 31, 2007 the Company had outstanding stock options as follows:

Number of Shares	Exercise Price	Expiry Date
1,075,000	$ 0.15	March 18, 2009
170,000	$ 0.15	September 29, 2009
100,000	$ 0.20	November 2, 2009
250,000	$ 0.25	November 2, 2009
50,000	$ 0.30	February 8, 2010
300,000	$ 0.25	March 17, 2010
200,000	$ 0.30	June 27, 2010
150,000	$ 0.30	September 15, 2010
150,000	$ 0.30	November 1, 2010
225,000	$ 0.20	December 1, 2010
1,310,000	$ 0.30	December 8, 2010
100,000	$ 0.55	April 13, 2011
200,000	$ 0.63	May 17,2011
350,000	$ 0.60	August 1, 2011
100,000	$ 0.50	December 1, 2008
300,000	$ 0.65	December 1, 2008
50,000	$ 0.50	December 1, 2011
200,000	$ 0.50	January 20, 2012
200,000	$ 0.45	March 19, 2012
550,000	$ 0.55	April 25, 2012
25,000	$ 0.64	May 10,2012
6,055,000		

7. STOCK OPTIONS AND WARRANTS (cont'd...)

Stock option transactions are summarized as follows:

	May 31, 2007		February 28, 2007	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance, beginning of period	6,000,000	$ 0.33	4,865,123	$ 0.23
Granted	775,000	$ 0.53	2,269,877	$ 0.51
Exercised	(420,000)	$ 0.16	(965,000)	$ 0.21
Expired/cancelled	(300,000)	$ 0.63	(170,000)	$ 0.35
Balance, end of period	6,055,000	$ 0.35	6,000,000	$ 0.33
Options exercisable, end of period	5,230,000	$ 0.34	5,293,750	$ 0.31

Warrants

As at May 31, 2007, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date
151,000	$ 0.20	December 1, 2007
2,200,000	$ 0.75	February 2, 2008
9,476,000	$ 0.80	May 16, 2008
12,199,999	$ 0.70	April 17, 2009
24,026,999		

Warrant transactions are summarized as follows:

	May 31, 2007		February 28, 2007	
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Balance, beginning of period	13,252,568	$ 0.76	7,967,625	$ 0.48
Issued	12,199,999	$ 0.70	9,534,068	$ 0.80
Exercised	-	-	(4,249,125)	$ 0.31
Expired/cancelled	(1,425,568)	$ 0.60	-	-
Balance, end of period	24,026,999	$ 0.74	13,252,568	$ 0.76

7. STOCK OPTIONS AND WARRANTS (cont'd…)

Brokers' Unit Warrants

Brokers' unit warrants transactions and the number of brokers' unit warrants outstanding are summarized as follows:

	May 31, 2007		February 28, 2007	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance, beginning of period	322,613	$ 0.50	438,750	$ 0.50
Granted	1,296,000	$ 0.50	-	-
Exercised	(263,850)	$ 0.50	(116,137)	$ 0.50
Expired/cancelled	(58,763)	-	-	-
Balance, end of period	1,296,000	$ 0.50	322,613	$ 0.50

On April 17, 2007, the Company issued 1,296,000 brokers' unit warrants as an agents' commission. Each broker warrant entitles the agents to purchase one broker unit at a price of $0.50 until April 17, 2009. Each broker unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant underlying the broker unit entitles the agents to acquire one additional common share at a price of $0.70 until April 17, 2009.

8. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	May 31, 2007	May 31, 2006
Cash paid during the period for interest	$ 2,214	$ -
Cash paid during the period for income taxes	$ -	$ -

Significant non-cash transactions during the period ended May 31, 2007 included:

a) The accrual of deferred exploration costs of $889,652 at May 31, 2007.

b) The application of $54,135 of stock-based compensation to deferred exploration costs.

c) Pursuant to an accrued obligation to acquire a net smelter royalty, the Company issued 200,000 shares at a cost of $112,000.

d) The application of $68,943 and $80,904 from contributed surplus to capital stock for the fair value of options and broker unit warrants exercised, respectively.

e) The accrual of asset retirement obligations of $12,500 included in mineral properties at May 31, 2007.

8. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont'd...)

Significant non-cash transactions during the period ended May 31, 2006 included:

a) the issuance of 276,600 units valued at $165,600 as consideration for finders' fees.

b) the accrual of deferred exploration costs of $449,440 at May 31, 2006.

c) the application of $793 of stock-based compensation to deferred exploration costs.

d) the application of $51,631 and $15,910 from contributed surplus to capital stock on the fair value of options exercise and agents' options exercised respectively.

e) the accrual of asset retirement obligations of $12,500 included in mineral properties.

9. RELATED PARTY TRANSACTIONS

During the period ended May 31, 2007, the Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $22,500 (2006 – $22,500) to a company controlled by a director.

b) Paid or accrued investor relations fees of $15,000 (2006 - $15,000) to a company controlled by an officer.

c) Paid or accrued consulting fees of $7,000 (2006 - $Nil) to a company controlled by a director.

d) Paid or accrued $Nil (2006 - $198,307) for exploration drilling services, included in mineral properties, to a company controlled by a director.

e) Paid or accrued $Nil (2006 - $34,300) for exploration equipment rental, included in mineral properties, to a company controlled by a director.

These transactions were in the normal course of operations and were measured at the exchange amount which is the amount established and agreed to by the related parties.

10. SEGMENTED INFORMATION

The Company operates primarily in one reportable operating segment, being the acquisition and exploration of resource properties in Mexico. Geographical information is as follows:

	May 31, 2007	February 28, 2007
Capital assets are located in:		
Canada	$ 39,845	$ 35,838
Mexico	11,139,707	9,170,159
	$ 11,179,552	$ 9,205,997

11. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities, obligation under share purchase agreement and promissory notes payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Financial risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates: The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

12. COMMITMENTS

The Company has the following commitments at May 31, 2007:

a) The Company rents its office premises under an operating lease until June 2012. The operating lease commitment, including rent plus estimated common area costs, is approximately $88,000 per annum.

b) The Company leases office equipment under an operating lease until July 2009, at a cost of $2,100 per annum.

c) The Company rents office and warehouse space in Mexico under operating leases until May 2008 at a total monthly rent of MXP$24,000 (Cdn$2,400).

13. SUBSEQUENT EVENTS

Subsequent to May 31, 2007, the Company granted 340,000 stock options at an exercise price of $0.50 per common share to consultants, expiring on June 15, 2012.

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